

February 10, 2012

Via E-mail
Thomas A. Smith
President and Chief Executive Officer
Oglethorpe Power Corporation
2100 East Exchange Place
Tucker, Georgia 30084

  Re: **Oglethorpe Power Corporation**
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed March 18, 2011
    Form 10-Q for the Fiscal Quarter Ended June 30, 2011
    Filed August 11, 2011
    Form 10-Q for the Fiscal Quarter Ended September 30, 2011
    Filed November 14, 2011
    File No. 0-53908

Dear Mr. Smith:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Andrew D. Mew

       Andrew D. Mew
       Accounting Branch Chief